UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

CHUN CAN CAPITAL GROUP

____________________________________

(Name of Registrant)

____________________________________

Nevada	333-100046	52-2360156
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

Grosvenor Business Tower Sheikh Zayed Road Barsha Heights 9th Floor Office 901 PO Box 410550 Dubai
United Arab Emirates

______________________________________________

(Address of Principal Executive Offices)

917-56120-9999

_________________________________________

(Registrant's Telephone Number, Including Area Code)

 CHUN CAN CAPITAL GROUP

Grosvenor Business Tower Sheikh Zayed Road Barsha Heights 9th Floor Office 901 PO Box 410550 Dubai
United Arab Emirates

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Chun Can Capital Group. (the "Company" or "CCCG") at the close of business on April 15, 2020 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about September 1, 2020.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about August 10, 2020 in a private transaction, the control block of the Company’s shares were transferred to a new majority owner.  The new owners have determined to reconstitute the Board of Directors and the executive officers.  This Information Statement contains information about persons who will serve as officers of the Company or as Directors on the Board of Directors.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 270,000,000 shares of common stock, par value $.001 per share, of which approximately 220,033,011 shares are issued and outstanding and 30,000,000 shares of preferred stock of $.001 par value, of which no shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

Transaction

On August 11, 2020 the control block of the Company’s common stock was transferred in a private transaction to new owners.  As a result of this transaction, the new shareholders acquired approximately 98% of the voting rights and the capital stock of the Company.

Directors and Executive Officers

The following table includes the names and positions held of our executive officers and directors who served during the years ended December 31, 2018 and/or December 31, 2019 and their current ages:

NAME	AGE	POSITION	DIRECTOR SINCE

Clara I. Gomez	25	President, Chief Financial Officer, Secretary and Director	2019
Dave Kyung Han	50	Former President, Chief Executive Officer and Director	2009
Joo Chan Lee	47	Former Chief Financial Officer	2009
Kwang Hee Lee	45	Former Director	2009
Jung Ho Kim	41	Former Director	2009
Gye Heun Kwak	62	Former Director	2009

Clara I. Gomez President, Chief Financial Officer, Secretary and Director has a degree in Business Administration and Accounting from the Univeridad Abierta Para Auditos (UAPA) Santo Domingo.

Dave Kyung Han, President, Chief Executive Officer and Director - Mr. Han has been President, Chief Executive Officer and Director of CinTel Korea since February 2009.Since 2004 Mr. Han has served as the CEO of Hitrax, Inc., a RFID solution provider company based in Seoul, Korea since 2004. From 2002 through 2004, Mr. Han served as the CEO of Matek, Inc. an IT business development company based in Seoul, Korea.  Mr. Han has served as an independent consultant in IT project management for government and commercial customers. Mr. Han has also served as Senior Systems Analyst for the US House of Representatives Committee on House Administration and Senior Systems Engineer at Wang Laboratories. Mr. Han received a BSEE degree from Capital Institute of Technology. The Board of Directors believes that Mr. Han is qualified to serve as a member of the Company’s Board of Directors because of his business background in particular his experience as a CEO of Hitrax.

Joo Chan Lee, Chief Financial Officer- Mr. Kang has been our Chief Financial Officer since February 2009. From 2003 through 2008, Mr. Lee served as Vice President of Hitrax Inc., a RFID solution provider based in Seoul, Korea. From 2001 through 2003, Mr. Lee served as CEO of Seoul Press Co. Ltd., a press machine manufacturing company based in Seoul, Korea. Mr. Lee also served as CFO of Seoul Data Telecommunication Co. Ltd. and J&J Co. Ltd. Mr. Lee received a B.A in Economics from Sogang University, Seoul Korea. The Board of Directors believes that Mr. Lee is qualified to serve as a member of the Company’s Board of Directors because of the experience he has garnered as an executive of other similarly situated companies.

Kwang Hee Lee, Director - Mr. Lee has served as one of our directors since July 2006. Mr. Lee also served as our President and Chief Executive Officer from June 2008 to February 2009 Mr. Lee is the Team Head of the Life Science Investment Team of KTB Network Corp. Me. Lee has served in this capacity since 1994. Mr. Lee graduated from the Sogang University in 1993 with a major in Business Administration. Mr. Lee also holds a MA in Finance from the Sogang University.

Jung Ho Kim, Director - Mr Kim has served as one of our directors since 2006. Mr Lee is a member of Woori PEF and has served in this capacity since 2006. Mr Kim graduated from Yeonsei University in 1995 with a major in Business Administration. He is a certified public accountant in Korea. The Board of Directors believe that Mr. Kim is qualified to serve as a director of the Company because of his business background as a member of WooriPEF.

Gye Heun  Kwak, Director-  Mr. Kwak currently serves as CEO of Q&H Co., Ltd., an energy development company based in Seoul, Korea and has served in such capacity since 2005. Mr. Kwak also served as CEO of Carpark Co. Ltd., a human resources management company based in Seoul, Korea from 1991 through 2007 and as CEO of P&G Korea Distributor a distribution company based in Seoul, Korea from 1986 through 2007. From 1981 through 1986 Mr. Kwak served in various capacities with Tri-Star Co. Ltd. a distribution business based in Seoul, Korea. Mr. Kwak also served as manager of Daenong Co. Ltd.; a construction company based in Seoul Korea. Mr. Kwak holds a Bachelor of Science in sports science from Wonkwang University and completed an Advanced Management Program at Yonsei University. The Board of Directors believes that Mr. Kwak is qualified to serve as a director of the Company based upon his educational background and his experiences as an executive of other companies similarly situated as the Company.

APPOINTMENTS TO THE BOARD OF DIRECTORS

Name	Age	Position(s)
H.E. Dr. Fahed Merhebi Zoli Macanda-Simbodyal	37 49	Chairman of the Board Chief Executive Officer
James Mufara	46	Chief Operating Officer

BIOGRAPHY

The following sets forth biographical information regarding the Company’s proposed officers and directors following the completion of the Transaction:

Chairman – H.E. Dr. Fahed Merhebi

H.E Dr. Fahed Merhebi was born in Kuwait in 1983 from Lebanon origin and an aristocracy family class in Lebanon who have been there since 1714. He graduated with a PhD in finance and international law. He is experienced in banking and finance in UEA, where he has carried several titles, including the Prince of Finance. Dr. Merhebi was chosen by Arab News as the most influential figure for the year 2016.

From February 2006 to present, Dr. Merhebi has acted as chairman of Zurich Capital Funds, an international holding company with businesses across various sectors such as Finance, Real Estate, Renewable Energy, Modern Agriculture and, Telecommunication, LED and General Trading.

From January 2014 to present, Dr. Fahed Merhebi has served as Ambassador At-Large. (Institutional Development) - MENA-GCC- & Eastern Europe of IIMSAM, an Intergovernmental Institution for the Use of Micro-Algae Spirulina Against Malnutrition the Intergovernmental Observer to the United Nations Economic and Social Council Under ECOSOC , registered under United Nations Treaty Series No. 37542-37543, dated 12th June 2001; in accordance with the Article 102 of the Charter of the United Nations.

From 2016 to present, Dr. Fahed Merhebi has served as Ambassador Deputy Secretary General. (Institutional Development) - MENA-GCC- & Eastern Europe of IIMSAM, an Intergovernmental Institution for the Use of Micro-Algae Spirulina Against Malnutrition the Intergovernmental Observer to the United Nations Economic and Social Council Under ECOSOC , registered under United Nations Treaty Series No. 37542-37543, dated June 12, 2001; in accordance with the Article 102 of the Charter of the United Nations.

Dr. Fahed Merhebi previously served as Deputy President of the Arab African Council for Integration and Development (AKF-FOS AACID UN DESA CSO).

Dr. Fahed Merhebi has served as Ambassador At-Large &. Deputy-Director General of (SEAPI) Sustainable Energy Alternatives Project Initiative IIMSAM, UN registered under United Nations Treaty Series No. 37542-37543, dated 12th June 2001; in accordance with the Article 102 of the Charter of the United Nations.

Dr. Fahed Merhebi was appointed as DSG (ICAFE) to the Intergovernmental Collaborative Action Fund for Excellence.

Dr. Fahed Merhebi served as special Envoy and board director adviser for World Association of Former United Nations Internes and Fellows (WAFUNIF).

Dr. Fahed Merhebi was appointed as Deputy Secretary -General for the council and president for Lebanon office for the ECONOMIC COUNCIL FOR MUSLIMS COUNTRIES (ECMCC).

Dr. Fahed Merhebi acted as President for Lebanon office Board member Arab Union for Real Estate Development.

Dr. Fahed Merhebi is President for the Lebanon office of Arab African for development and real Estate Investment Organization.

Dr. Fahed Merhebi is a board member of the Council of Arab International Enterprise Manager.

Dr. Fahed Merhebi received an honorary doctorate from London college on the Corse of (human is inside us).

Dr. Fahed Merhebi received an honorary doctorate from the police of united Arab emirates Dubai on the Corse of we are all police and he received the medal of excellence from Dubai airport police and he received several medals and certificates from various initiatives and activities humanitarian and social activities and appreciation of the efforts made in the service of the community and its humanitarian work.

Dr. Fahed Merhebi received an honorary doctorate from the royal family of UAE, Sheikh Nayan Bin Mohammed Al Nahyan the voluntary Human, initiative.

Dr. Fahed Merhebi was chosen as the most influential Arab figure in the Arab world and he was ranked number Eight out of 20, of total 100. The selection was made by academics and experts from Harvard university, Georgetown University and George Washington, commissioned by the world association of former United Nations interns and fellows, the influential Arab figures in politics, finance and economics and social.

Dr. Fahed Merhebi was awarded an honorary doctorate from UAE, RAK Authorities Investment Committee.

Dr. Fahed was Listed and awarded in Business magazine's LA RED media group most influential in Latin America Argentina Award as The Arab Prince of Finance.

Dr. Fahed Al Merhebi was appointed as a Goodwill Ambassador of the Intergovernmental Institution for the use of Micro-algae Spirulina Against Malnutrition, IIMSAM, to help the organization realize a world free of malnutrition and hunger, and in support of the United Nations Millennium Development Goals.

In 2016, Dr. Fahed Merhebi was appointed as Deputy Secretary General for the council and president for Lebanon as he is ECONOMIC COUNCIL OF MUSLIM COUNTRIES (ECMC) is an NGO (non-governmental organization) working actively to promote trade between the member states, doing so to defend economic interest at a regional, national and international level.

Chief Executive Officer -- Zoli Macanda-Simbodyal,

Ms. Zoli Macanda-Simbodyal, age 49, is a Chartered Accountant, B Com. Hons. (Univ. of Cape Town). She also received the following degrees: MSc Finance (University of Wales), CA(SA), ACA (England & Wales).

Ms. Macanda-Simbodyal holds several directorships in portfolio of companies in South Africa and London. She is a financial advisor with project management experience with the following companies:

Pricewaterhouse Coopers, Chartered Accountants & Auditors.

NM Rothschild Investment Bank in London, New York and South Africa.

Her experience includes several corporate finance advisories, including privatization, Initial Public Offering (IPO’s), mergers and acquisitions, divestitures including management buy-out and project management transactions.

Ms. Macanda-Simbodyal worked for a time as a Finance Director at MTN/ Orbicom, assisting the Group in advancing their African operation projects in telecommunications. She founded Bele Holdings, which capitalizes on commercial opportunities. She is a Director, Chief Financial Officer and Chairman of Bele Holdings (Pty) Limited located in South Africa. In January, 2012, Ms. Macanda-Simbodyal was appointed a non-executive Director and Chairperson of the audit committee of Ubank Limited and Ubank Controlling Company Limited, representing the South African Chamber of Mines.

James Mufara -- Chief Operating Officer, South Africa.

James Mufara, age 46, a Zimbabwean national, received an MBA in Business Administration in 2013 and a BS in Engineering in 1999. He is an experienced mining professional, having operated in various roles in Africa. From November 2018 to Present, Mr. Mufara served at Samancor Chrome, Johannesburg, South Africa as their Chief Operations Director. Prior to his role was Head of Mining.

Samancor Chrome’s core business is the mining and smelting of chrome ore. With an annual capacity of some 1.8 million tons of ferrochrome and chromite ore, Samancor Chrome is the largest chrome mining and second largest producer of ferrochrome in the world.

Mr. Mufara also worked for Konkola Copper Mines (KCM), Zambia as Technical Director. Mr. Mufara spent 6 years at Harmony Gold Mining, South Africa, which is the third largest producer of gold in South Africa and operates mines in South Africa and Papua New Guinea (PNG). The company had a market capitalisation of R22.9 billion (US$1.6 billion) on 30 June 2016 and it has about 30,441 employees (including contractors) in South Africa. From November 2011 to May 2012, Mr. Mufara worked for Tshepong Mine, South Africa as General Manager.

From 2006 – 2011, Mr. Mufara worked for Goldfields, South Africa in varying roles including Operations Manager. Goldfields is the ninth largest gold producing company in the world, second largest in South Africa. The company has a market capitalisation of R99.13 billion (US$7.51billion) as of December 2016 and employs about 49,715 employees (including contractors) around the world.

Mr. Mufara served 7 years with Anglo American Corporation, from 1999 – 2006. Anglo American has a global and diversified mining business, using the latest technologies to find new resources, plan and build mines, and mine, process, move and market products to customers around the world.

Committees:  Meetings of the Board

The Company does not have a separate Compensation Committee, Audit Committee or Nominating Committee or any other committees of the Board of Directors. These functions are done by the Board of Directors meeting as a whole.  The Company’s Board of Directors held meetings during the fiscal year ended December 31, 2019. Zero meetings were in person and 4 meetings were conducted by telephone. All corporate actions by the Board of Directors were either consented to in writing by all Directors or were agreed to unanimously at a meeting where proper notice had been given and a quorum was present.

Audit Committee

The Board of Directors have not established an audit committee. The functions of the audit committee are currently performed by the entire Board of Directors. The Company is under no legal obligation to establish an audit committee and has elected not to do so at this time so as to avoid the time and expense of identifying independent directors willing to serve on the audit committee. The Company may establish an audit committee in the future if the Board determines it to be advisable or we are otherwise required to do so by applicable law, rule, or regulation.

As the Board of Directors does not have an audit committee, it therefore has no “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-X.  In general, an “audit committee financial expert” is an individual member of the audit committee who:

●	understands generally accepted accounting principles and financial statements,

●	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

●	has experience preparing, auditing, analyzing, or evaluating financial statements comparable to the breadth and complexity to our financial statements,

●	understands internal controls over financial reporting, and

●	understands audit committee functions.

Board of Directors Independence

The Company has no independent directors within the meaning of definitions established by the Securities and Exchange Commission or applicable self-regulatory organization.  The Company is not currently subject to any law, rule or regulation requiring that all or any portion of its board of directors include “independent” directors.

Director Nominees

The Company does not have a nominating committee. The Board of Directors, sitting as a board, selects those individuals to stand for election as members of our board. Since the Board of Directors does not include a majority of independent directors, the decision of the Board as to director nominees is made by persons who have an interest in the outcome of the determination. The Board will consider candidates for directors proposed by security holders, although no formal procedures for submitting candidates have been adopted. Until otherwise determined, not less than 90 days prior to the next annual Board of Directors’ meeting at which the slate of Board nominees is adopted, the Board accepts written submissions that include the name, address and telephone number of the proposed nominee, along with a brief statement of the candidate’s qualifications to serve as a director and a statement of why the shareholder submitting the name of the proposed nominee believes that the nomination would be in the best interests of shareholders. If the proposed nominee is not the security holder submitting the name of the candidate, a letter from the candidate agreeing to the submission of his or her name for consideration should be provided at the time of submission. The letter should be accompanied by a resume supporting the nominee’s qualifications to serve on the Board of Directors, as well as a list of references.

The Board identifies director nominees through a combination of referrals, including by management, existing board members and security holders, where warranted. Once a candidate has been identified, the Board reviews the individual’s experience and background and may discuss the proposed nominee with the source of the recommendation. If the Board believes it to be appropriate, board members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees submitted to shareholders for election to the board.

Among the factors that the Board considers when evaluating proposed nominees are their knowledge of and experience in business matters, finance, capital markets and mergers and acquisitions. The Board may request additional information from the candidate prior to reaching a determination. The Board is under no obligation to formally respond to all recommendations, although as a matter of practice, it will endeavor to do so.

Code of Ethics

Under the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s related rules, the Company is required to disclose whether it has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company has not adopted a code of ethics that applies to its chief executive officer, chief financial officer or other officers, legal counsel or to any person performing similar functions. The Company plans to adopt a code of conduct in the near future.

RELATED PARTIES

There is no family relationship between any Director, executive or person nominated or chosen by the Company to become a Director or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information as of August 25, 2020 regarding the beneficial ownership of our common stock each stockholder who is known by the Company to own beneficially in excess of 5% of our outstanding common stock; each director known to hold common or preferred stock;  the Company's chief executive officer; and the executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of stock.

		NUMBER OF SHARES	PERCENT OF SHARES
NAME AND ADDRESS OF	TITLE	BENEFICIALLY	BENEFICIALLY
BENEFICIAL OWNER	OF CLASS	OWNED	OWNED

Zurich Capital Funds Holdings Inc H.E. Dr. Fahed Al Merhebi Marina Business Tower 10th Floor Dubai
United Arab Emirates	Common	0	52%

All Directors and officers as a group (1 member)	Common	0	52%

SUMMARY COMPENSATION TABLE

The following tables set forth certain information about compensation paid, earned or accrued for services by our President, Treasurer and Secretary (collectively, the “Named Executive Officer”) for the periods ending July 31, 2018 and December 31, 2019:

None.

Name	Salary	Position

Clara I. Gomez	$0	President, Chief Financial Officer, Secretary
Dave Kyung Han	$0	Former President, Chief Executive Officer and Director
Joo Chan Lee	$0	Former Chief Financial Officer
Kwang Hee Lee	$0	Former Director
Jung Ho Kim	$0	Former Director
Gye Heun Kwak	$0	Former Director

SUMMARY COMPENSATION TABLE‡

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonequity Incentive Plan Compen- sation ($)	Non- Qualified Deferred Compen- sation Earnings ($)		All Other Compen- sation ($)	Total ($)

Clara I. Gomez	2019	$0	$0	$0	$0	$0		$0	$0	$0
Chief Executive & Chief Financial Officer and Director	2018	$0	$0	$0	$0	$0		$0	$0	$0

Dave Kyung Han	2019	$0	$0	$0	$0	$0	$		$0	$0
former President, Chief Executive Officer and Director	2018	$0	$0	$0	$0	$0	$		$0	$0

Joo Chan Lee	2019	$0	$0	$0	$0	$0	$		$0	$0
Former Director	2018	$0	$0	$0	$0	$0	$		$0	$0

Kwang Lee	2019	$0	$0	$0	$0	$0	$	$0	$0
Former Director	2018	$0	$0	$0	$0	$0	$	$0	$0

Jung Ho Kim	2019	$0	$0	$0	$0	$0	$	$0	$0
Former Director	2018	$0	$0	$0	$0	$0	$	$0	$0

Gye Heun Kwak	2019	$0	$0	$0	$0	$0	$	$0	$0
Former Director	2018	$0	$0	$0	$0	$0	$	$0	$0

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

None

Directors Compensation

No director received compensation for services rendered in any capacity to us during the fiscal years ended December 31, 2018 and December 31, 2019.

Indemnification of Directors and Officers

Our Articles of Incorporation, as amended and restated, and our Bylaws provide for mandatory indemnification of our officers and directors, except where such person has been adjudicated liable by reason of his negligence or willful misconduct toward the Company or such other corporation in the performance of his duties as such officer or director. Our Bylaws also authorize the purchase of director and officer liability insurance to insure them against any liability asserted against or incurred by such person in that capacity or arising from such person's status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have the power to indemnify such person under the applicable law.

Compensation Committee Interlocks and Insider Participation

We have not established a compensation committee. We are not currently subject to any law, rule or regulation requiring that we establish a compensation committee.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks.  The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk.  While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding voting Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the Company’s current fiscal year in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity has been indebted to the Company at any time since the beginning of the Company's fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

NO DISSENTERS RIGHTS

Under the Nevada Revised Statutes shareholders are not entitled to dissenters’ rights with respect to the transactions described in this information statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CHUN CAN CAPITAL GROUP
September 1, 2020	By: /s/ Clara I Gomes Clara I. Gomez, President